UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2017

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2017

Attached is an English translation of certain items that were disclosed in NTT’s Quarterly Securities Report for the three-month period ended June 30, 2017, which NTT filed on August 7, 2017 with the Financial Services Agency of Japan. The consolidated information in the quarterly securities report was prepared on the basis of accounting principles generally accepted in the United States. The financial information for the three months ended June 30, 2017 in the quarterly securities report is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
	Name:	Takashi Ameshima
	Title:	Vice President Investor Relations Office

Date: August 7, 2017

[Translation]

Quarterly Securities Report

(The First Quarter of the 33rd Business Term)

From April 1, 2017 to June 30, 2017

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

[Note]

This document is an English translation of certain items that were disclosed in NTT’s Quarterly Securities Report for the three-month period ended June 30, 2017, which NTT filed on August 7, 2017 with the Financial Services Agency of Japan.

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Securities Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

[Cover]

[Document Filed]	Quarterly Securities Report (“Shihanki Hokokusho”)

[Applicable Law]	Article 24-4-7, Paragraph 1 of the Financial Instruments and Exchange Act of Japan

[Filed to]	Director, Kanto Local Finance Bureau

[Filing Date]	August 7, 2017

[Fiscal Year]	The First Quarter of the 33rd Business Term (From April 1, 2017 to June 30, 2017)

[Company Name]	Nippon Denshin Denwa Kabushiki Kaisha

[Company Name in English]	NIPPON TELEGRAPH AND TELEPHONE CORPORATION

[Title and Name of Representative]	Hiroo Unoura, President and Chief Executive Officer

[Address of Head Office]	5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo

[Phone No.]	+81-3-6838-5481

[Contact Person]	Takashi Ameshima, Head of IR, Finance and Accounting Department

[Contact Address]	5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo

[Phone No.]	+81-3-6838-5481

[Contact Person]	Takashi Ameshima, Head of IR, Finance and Accounting Department +81-3-6838-5481

[Place Where Available for Public Inspection]	Tokyo Stock Exchange, Inc. (2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo)

Item 1. Overview of the company

1. Selected Financial Data

U.S. GAAP

		Three Months Ended June 30, 2016	Three Months Ended June 30, 2017	Fiscal year ended March 31, 2017
Operating revenues	Millions of yen	2,716,739	2,809,782	11,391,016
Income before income taxes	Millions of yen	446,107	496,233	1,527,769
Net income attributable to NTT	Millions of yen	243,628	271,472	800,129
Comprehensive income (loss) attributable to NTT	Millions of yen	153,977	278,685	860,200
NTT shareholders’ equity	Millions of yen	8,587,003	9,162,335	9,052,479
Total assets	Millions of yen	20,358,745	21,216,993	21,250,325
NTT shareholders’ equity per share	Yen	4,215.32	4,566.41	4,491.73
Basic earnings per share attributable to NTT	Yen	116.73	135.24	390.94
Diluted earnings per share attributable to NTT	Yen	—	—	—
Equity ratio (Ratio of NTT Shareholders’ Equity to Total Assets)%		42.2	43.2	42.6
Net cash provided by operating activities	Millions of yen	539,131	531,840	2,917,357
Net cash used in investing activities	Millions of yen	(481,668)	(593,709)	(2,089,311)
Net cash provided by (used in) financing activities	Millions of yen	(258,618)	104,612	(981,511)
Cash and cash equivalents at end of period	Millions of yen	869,812	961,325	925,213

Notes:	(1)	As NTT prepares quarterly consolidated financial reports, changes in non-consolidated key financial data, among others, are not provided.
	(2)	Operating revenues do not include consumption taxes.
	(3)	Diluted earnings per share attributable to NTT is not stated because NTT did not have potentially dilutive common shares that were outstanding during the period.

2. Description of Business

The principal business segments of NTT Group (NTT and its affiliated companies) are its regional communications business, long distance and international communications business, mobile communications business, and data communications business.

There were no material changes in NTT Group’s (NTT and its affiliated companies) business during the three months ended June 30, 2017, nor were there any material changes in its subsidiaries and affiliated companies.

Item 2. Business Overview

1. Risk Factors

There were no risks newly identified during the three months ended June 30, 2017. There was no material change in risk factors which were described in NTT’s Annual Securities Report for the fiscal year ended March 31, 2017.

2. Material Contracts

There were no material contracts relating to NTT’s operations that were agreed upon or entered into during the three months ended June 30, 2017.

3. Analysis of Consolidated Financial Condition, Results of Operations, and Cash Flows

(1) Consolidated Results

Three-Month Period Ended June 30, 2017 (April 1, 2017 – June 30, 2017)

	(Billions of yen)
	Three Months Ended June 30, 2016	Three Months Ended June 30, 2017	Change	Percent Change
Operating revenues	2,716.7	2,809.8	93.0	3.4%
Operating expenses	2,229.3	2,318.2	88.8	4.0%
Operating income	487.4	491.6	4.2	0.9%
Income before income taxes and equity in earnings (losses) of affiliated companies	446.1	496.2	50.1	11.2%
Net income attributable to NTT	243.6	271.5	27.8	11.4%

During the three months ended June 30, 2017, pursuant to its Medium-Term Management Strategy, adopted in May 2015, entitled “Towards the Next Stage 2.0,” NTT implemented measures to embark on a profit growth track by accelerating its self-transformation as a “Value Partner.”

<Efforts to Expand NTT’s Global Business and Increase Profit Generation>

NTT Group seeks to establish and expand its global cloud service as a cornerstone of its business operations, and strengthened its efforts to accelerate overseas profit generation through the following initiatives.

Specifically, NTT Group promoted cross-selling through collaboration among its group companies, including businesses related to global networks, cloud migration, and IT outsourcing. In addition, in response to increased demand for data center services, NTT launched its Dallas TX1 Data Center in the United States, one of the largest data centers in the world, and in Europe launched the Germany Munich 2 Data Center.

Furthermore, each NTT Group Company has been engaged in strengthening and increasing the efficiency of its services and operations, and implementing cost reduction and profit generation measures through, among other things, reviewing its delivery systems.

<Efforts to Optimize Domestic Network Businesses and Enhance Profitability>

NTT Group works to enhance profitability by creating high value-added services as well as optimizing capital investments and reducing costs for its domestic network businesses, and works to improve the efficiency of its facility use and reduce procurement costs, in addition to simplifying and streamlining its network systems.

In the regional communications business segment, NTT promoted initiatives for its “Hikari Collaboration Model” and subscriptions for Hikari access services for the “Hikari Collaboration Model” reached 9.57 million. In the mobile communications business segment, NTT worked to continuously enhance profitability by promoting the expansion of its “Kake-hodai & Pake-aeru” billing plan, for which subscriptions reached over 38.0 million. For example, NTT began offering the “Simple Plan,” a new basic plan that offers lower rates than previous plans that allows free calls between family members, geared towards customers with low usage rates and who mainly only call family members, and also began offering the “docomo with,” a discount monthly plan for customers who purchase select handsets covered by the plan, geared towards customers who use one device for a long period of time.

<Efforts to Achieve Sustainable Growth >

NTT Group will support the communications services field as a Gold Partner (Telecommunications Services) for the Olympic and Paralympic Games Tokyo 2020, and sees the initiative to bring about Society 5.0 (the creation of a new smart society that helps to resolve social issues), which is being promoted through public-private partnerships, as a great opportunity to utilize its collective strength.

NTT Group plans to make use of these opportunities to further accelerate migration to the B2B2X model and, together with businesses in other fields and local governments, strengthen measures aimed at creating services that will become the standards of the next generation.

Specifically, NTT entered into a “Top Partner Agreement” and an “Official Technology Partner Agreement” with the J. League, aiming for regional development mainly through collaborations with club soccer teams, and for the advancement of digital marketing through new viewing experiences. In addition, in collaboration with the National Federation of Livestock Agriculture Cooperative Associations and the Computer Associated Laboratory, Inc., NTT began demonstration experiments aimed to prevent accidental beef cattle deaths caused by falls via notifications to the cattle farmer on a smartphone or other device upon a beef cattle fall, utilizing Wi-Fi and analysis technology of image data.

As a result of these efforts, NTT Group’s consolidated operating revenues for the three-month period ended June 30, 2017 were ¥2,809.8 billion (an increase of 3.4% from the same period of the previous fiscal year), consolidated operating expenses were ¥2,318.2 billion (an increase of 4.0% from the same period of the previous fiscal year), consolidated operating income was ¥491.6 billion (an increase of 0.9% from the same period of the previous fiscal year), consolidated income before income taxes and equity in earnings (losses) of affiliated companies was ¥496.2 billion (an increase of 11.2% from the same period of the previous fiscal year), and net income attributable to NTT was ¥271.5 billion (an increase of 11.4% from the same period of the previous fiscal year).

Notes:	(1)	The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.
	(2)	NTT, NTT East, NTT West, NTT Communications, and NTT DOCOMO are Gold Partners (Telecommunications Services) for the Olympic and Paralympic Games Tokyo 2020.

(2) Segment Results

NTT Group has five business segments: regional communications business, long distance and international communications business, mobile communications business, data communications business and other business.

The regional communications business segment comprises fixed voice related services, IP/packet communications services, system integration services and other services.

The long distance and international communications business segment principally comprises fixed voice related services, IP/packet communications services, system integration services and other services.

The mobile communications business segment comprises mobile voice related services, IP/packet communications services and other services.

The data communications business segment comprises system integration services.

The other business segment principally comprises real estate, finance, construction and power, systems development, and other services related to advanced research and development.

Results by business segment are as follows (intersegment revenues are included in the operating revenues, operating expenses and operating income of operational results for each business segment):

Regional Communications Business Segment

Three-Month Period Ended June 30, 2017 (April 1, 2017 – June 30, 2017)

	(Billions of yen)
	Three Months Ended June 30, 2016	Three Months Ended June 30, 2017	Change	Percent Change
Operating revenues	802.9	787.8	(15.1)	(1.9)%
Fixed voice related services	304.2	288.5	(15.8)	(5.2)%
IP/packet communications services	387.0	382.2	(4.8)	(1.2)%
System integration services	24.4	27.8	3.4	13.9%
Other services	87.2	89.3	2.1	2.4%

Operating expenses	675.1	654.2	(20.9)	(3.1)%

Operating income	127.8	133.6	5.8	4.6%

Operating revenues in the regional communications business segment for the three-month period ended June 30, 2017 decreased 1.9% from the same period of the previous fiscal year to ¥787.8 billion due to, among other things, a decrease in fixed voice related revenues. On the other hand, operating expenses for the three-month period ended June 30, 2017 decreased 3.1% from the same period of the previous fiscal year to ¥654.2 billion due to a decrease in depreciation costs, among other factors. As a result, segment operating income for the three-month period ended June 30, 2017 increased 4.6% from the same period of the previous fiscal year to ¥133.6 billion.

Number of subscriptions

	(Thousands of subscriber lines/subscriptions)
Service	As of March 31, 2017	As of June 30, 2017	Change	Percent Change
(NTT East)
Telephone Subscriber Lines	9,315	9,166	(150)	(1.6)%
INS-Net	1,293	1,269	(25)	(1.9)%
FLET’S Hikari (including Hikari Collaboration Model)	11,173	11,318	145	1.3%
FLET’S ADSL	411	394	(17)	(4.2)%
Hikari Denwa (thousand channels)	9,369	9,433	64	0.7%
FLET’S TV Transmission Services	951	963	12	1.3%
(NTT West)
Telephone Subscriber Lines	9,482	9,316	(166)	(1.7)%
INS-Net	1,246	1,219	(26)	(2.1)%
FLET’S Hikari (including Hikari Collaboration Model)	8,880	8,976	97	1.1%
FLET’S ADSL	508	487	(21)	(4.1)%
Hikari Denwa (thousand channels)	8,390	8,430	39	0.5%
FLET’S TV Transmission Services	570	587	17	3.0%

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).
	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (including subscriptions to the “INS-Net 64 Lite Plan”).
	(3)	Number of FLET’S Hikari (including Hikari Collaboration Model) subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Mytown Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West and subscribers to the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.
	(4)	Numbers of subscribers for “Hikari Denwa” and “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West.

Long Distance and International Communications Business Segment

Three-Month Period Ended June 30, 2017 (April 1, 2017 – June 30, 2017)

	(Billions of yen)
	Three Months Ended June 30, 2016	Three Months Ended June 30, 2017	Change	Percent Change
Operating revenues	519.0	529.7	10.7	2.1%
Fixed voice related services	65.6	60.4	(5.2)	(7.9)%
IP/packet communications services	96.6	100.4	3.8	3.9%
System integration services	318.0	324.3	6.3	2.0%
Other services	38.8	44.7	5.8	15.0%

Operating expenses	492.0	494.9	2.9	0.6%

Operating income	27.0	34.8	7.8	28.8%

Operating revenues in the long distance and international communications business segment for the three-month period ended June 30, 2017 increased 2.1% from the same period of the previous fiscal year to ¥529.7 billion. This increase was due to, among other things, an increase in system integration revenues due to increased revenues of data center services and an increase in IP/packet communications revenues due to the expansion of “OCN Hikari” and other services, partially offset by a decrease in fixed voice related revenues. On the other hand, operating expenses for the three-month period ended June 30, 2017 increased 0.6% from the same period of the previous fiscal year to ¥494.9 billion due to the increase in revenue-linked expenses, among other things. As a result, segment operating income for the three-month period ended June 30, 2017 increased 28.8% from the same period of the previous fiscal year to ¥34.8 billion.

Number of Subscriptions

	(Thousands of subscriptions)
Service	As of March 31, 2017	As of June 30, 2017	Change	Percent Change
OCN (ISP)	7,739	7,678	(60)	(0.8)%
Plala (ISP)	3,106	3,124	18	0.6%
Hikari TV	3,023	3,021	(2)	(0.1)%

Mobile Communications Business Segment

Three-Month Period Ended June 30, 2017 (April 1, 2017 – June 30, 2017)

	(Billions of yen)
	Three Months Ended June 30, 2016	Three Months Ended June 30, 2017	Change	Percent Change
Operating revenues	1,108.7	1,136.7	28.0	2.5%
Mobile voice related services	215.9	231.2	15.3	7.1%
IP/packet communications services	511.3	540.7	29.5	5.8%
Other services	381.5	364.8	(16.7)	(4.4)%

Operating expenses	810.4	859.1	48.7	6.0%

Operating income	298.3	277.6	(20.7)	(6.9)%

Despite a decline in revenues due to enhancing returns to customers and the decrease in sales of equipment, operating revenues for the mobile communications business segment for the three-month period ended June 30, 2017 increased 2.5% from the same period of the previous fiscal year to ¥1,136.7 billion due to an increase in IP/packet communications revenues resulting from the expansion of “Kake-hodai & Pake-aeru” and “docomo Hikari.” On the other hand, operating expenses for the three-month period ended June 30, 2017 increased 6.0% from the same period of the previous fiscal year to ¥859.1 billion due to an increase in revenue-linked expenses in the “docomo Hikari” area. As a result, segment operating income for the three-month period ended June 30, 2017 decreased 6.9% from the same period of the previous fiscal year to ¥277.6 billion.

Number of subscriptions

	(Thousands of subscriptions)
Service	As of March 31, 2017	As of June 30, 2017	Change	Percent Change
Mobile Telecommunications Services	74,880	75,114	234	0.3%
(incl.) “Kake-hodai & Pake-aeru” billing plan	37,066	38,342	1,277	3.4%
Telecommunications Services (LTE (Xi))	44,544	45,659	1,115	2.5%
Telecommunications Services (FOMA (3G))	30,336	29,455	(881)	(2.9)%

sp-mode	35,921	36,671	750	2.1%

i-mode	15,493	14,662	(831)	(5.4)%

Note:	Number of Mobile Telecommunications Services (including “Telecommunications Services (LTE (Xi))” and “Telecommunications Services (FOMA (3G))”) includes Communication Module Services.

Data Communications Business Segment

Three-Month Period Ended June 30, 2017 (April 1, 2017 – June 30, 2017)

	(Billions of yen)
	Three Months Ended June 30, 2016	Three Months Ended June 30, 2017	Change	Percent Change
Operating revenues	373.5	462.3	88.8	23.8%
Operating expenses	351.6	437.0	85.4	24.3%
Operating income	21.9	25.3	3.4	15.6%

Operating revenues in the data communications business segment for the three-month period ended June 30, 2017 increased 23.8% from the same period of the previous fiscal year to ¥462.3 billion due to, among other things, the increase in the number of consolidated subsidiaries resulting from the acquisition of the Dell Services Division and the expansion of NTT’s domestic businesses. On the other hand, operating expenses for the three-month period ended June 30, 2017 increased 24.3% from the same period of the previous fiscal year to ¥437.0 billion due to, among other things, the impact from the increase in consolidated subsidiaries and an increase in revenue-linked expenses. As a result, segment operating income for the three-month period ended June 30, 2017 increased 15.6% from the same period of the previous fiscal year to ¥25.3 billion.

Other Business Segment

Three-Month Period Ended June 30, 2017 (April 1, 2017 – June 30, 2017)

	(Billions of yen)
	Three Months Ended June 30, 2016	Three Months Ended June 30, 2017	Change	Percent Change
Operating revenues	272.1	281.4	9.2	3.4%
Operating expenses	259.8	262.3	2.5	1.0%
Operating income	12.3	19.0	6.7	54.5%

Operating revenues in the other business segment for the three-month period ended June 30, 2017 increased 3.4% from the same period of the previous fiscal year to ¥281.4 billion due to an increase in revenues of NTT Group’s real estate business, among other things. On the other hand, operating expenses for the three-month period ended June 30, 2017 increased 1.0% from the same period of the previous fiscal year to ¥262.3 billion due to, among other things, an increase in revenue-linked expenses in NTT Group’s real estate business. As a result, segment operating income for the three-month period ended June 30, 2017 increased 54.5% from the same period of the previous fiscal year to ¥19.0 billion.

(3) Cash Flows

Net cash provided by operating activities for the three-month period ended June 30, 2017 decreased by ¥7.3 billion (1.4%) from the same period of the previous fiscal year to ¥531.8 billion. This decrease was due to, among other factors, a decrease in collection of accounts receivable, partially offset by a decrease in payments for accounts payable.

Net cash used in investing activities increased by ¥112.0 billion (23.3%) from the same period of the previous fiscal year to ¥593.7 billion. This increase was due to, among other factors, an increase in payments for capital investments.

Net cash provided by financing activities increased by ¥363.2 billion (140.5%) from the same period of the previous fiscal year to ¥104.6 billion. This increase was due to, among other factors, a decrease in stock repurchases by NTT and a decrease in stock repurchases by NTT’s subsidiaries.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of June 30, 2017 totaled ¥961.3 billion, an increase of ¥36.1 billion (3.9%) from the end of the previous fiscal year.

	(Billions of yen)
	Three Months Ended June 30, 2016	Three Months Ended June 30, 2017	Change	Percent Change
Cash flows provided by operating activities	539.1	531.8	(7.3)	(1.4%)
Cash flows used in investing activities	(481.7)	(593.7)	(112.0)	(23.3%)
Cash flows provided by (used in) financing activities	(258.6)	104.6	363.2	140.5%

(4) Operational and Finance Issues Facing the Corporate Group

There were no material changes in the operational and finance issues facing the corporate group for the three months ended June 30, 2017, and no new additional issues arose during the period.

(5) Research and Development

NTT’s research and development expenses for the three months ended June 30, 2017 were ¥46.9 billion. There were no material changes in NTT’s research and development activities during the three months ended June 30, 2017.

Item 3. Information on NTT

1. Information on NTT’s Shares

(1) Total Number of Shares

Total Number of Shares

Class	Total Number of Shares Authorized to be Issued (shares)
Common stock	6,192,920,900

Total	6,192,920,900

Issued Shares

Class	Number of Shares Issued as of June 30, 2017 (shares)	Number of Shares Issued as of the Filing Date (shares) (August 7, 2017)	Stock Exchange on which the Company is Listed	Description
Common Stock	2,096,394,470	2,096,394,470	Tokyo Stock Exchange (The First Section)	The number of shares per one unit of shares is 100 shares

Total	2,096,394,470	2,096,394,470	—	—

Notes:	(1)	Pursuant to the Board of Directors’ resolution on December 12, 2016, NTT acquired 30,587,200 shares of its outstanding common stock between December 19, 2016 and April 12, 2017.
	(2)	NTT filed an application for voluntary delisting its American Depositary Receipts from the New York Stock Exchange on March 21, 2017, and the delisting became effective as of April 3, 2017.

(2) Information on Share Acquisition Rights

Not applicable.

(3) Information on Moving Strike Convertible Bonds

Not applicable.

(4) Information on Shareholder Rights Plans

Not applicable.

(5) Changes in the Total Number of Issued Shares, the Amount of Common Stock, and Other

Date	Changes in the total number of issued shares (shares)	Balance of the total number of issued shares (shares)	Changes in Common Stock (millions of yen)	Balance of Common Stock (millions of yen)	Change in Capital Reserve (millions of yen)	Balance of Capital Reserve (millions of yen)
April 1, 2017 – June 30, 2017	—	2,096,394,470	—	937,950	—	2,672,826

(6) Major Shareholders

Not applicable for the three months ended June 30, 2017.

(7) Information on Voting Rights

Issued Shares

As of June 30, 2017
Classification	Number of Shares (shares)	Number of Voting Rights	Description
Shares without Voting Rights	—	—	—
Shares with Restricted Voting Rights (treasury stock, etc.)	—	—	—
Shares with Restricted Voting Rights (others)	—	—	—
Shares with Full Voting Rights (treasury stock, etc.)	89,930,100 shares of common stock	—	—
Shares with Full Voting Rights (others)	2,003,840,000 shares of common stock	20,038,394	—
Shares Representing Less than One Unit	2,624,370 shares of common stock	—	—
Number of Issued Shares	2,096,394,470 shares of common stock	—	—

Total Number of Voting Rights	—	20,038,394	—

Note:	The total number of shares in “Shares with Full Voting Rights (others)” includes 29,100 shares held in the name of the Japan Securities Depository Center, and the number of shares in “Shares Representing Less Than One Unit” includes 44 shares held in the name of the Japan Securities Depository Center. “Number of Voting Rights” includes 291 voting rights associated with “Shares with Full Voting Rights” held in the name of the Japan Securities Depository Center, and does not include 6 voting rights associated with “Shares with Full Voting Rights” recorded on the shareholder register under NTT, but not actually owned by NTT.

Treasury Stock

	As of June 30, 2017
Name of Shareholder	Address	Number of Shares Held Under Own Name (shares)	Number of Shares Held Under the Names of Others (shares)	Total Shares Held (shares)	Ownership Percentage to the Total Number of Issued Shares
Nippon Telegraph and Telephone Corporation	5-1, Otemachi 1- chome, Chiyoda-ku, Tokyo	89,930,100	—	89,930,100	4.3%

Total	—	89,930,100	—	89,930,100	4.3%

Notes:	(1)	In addition to the above, there are 600 shares that are recorded on the shareholder register under NTT, but not actually owned by NTT. Such shares are included in “Shares with Full Voting Rights (others)” under “Issued Shares” above.
	(2)	NTT acquired 30,587,200 shares of its outstanding common stock between December 19, 2016 and April 12, 2017. For details, please see “Note 3. Equity” under “Consolidated Financial Statement” of “4. Financial Information”.

2. Changes in Directors and Senior Management

    Not applicable.

Item 4. Financial Information

Preparation Method of Quarterly Consolidated Financial Statements

The quarterly consolidated financial statements of NTT have been prepared in accordance with accounting terminology, forms and preparation methods required in order to issue American Depositary Shares, and in accordance with U.S. generally accepted accounting principles, pursuant to Article 95 of “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007).

Figures in NTT’s quarterly consolidated financial statements have been rounded to the nearest million yen.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2017	June 30, 2017
ASSETS
Current assets:
Cash and cash equivalents	¥925,213	¥961,325
Short-term investments	63,844	87,035
Notes and accounts receivable, trade	2,699,708	2,391,458
Allowance for doubtful accounts (Note 7)	(48,626)	(50,305)
Accounts receivable, other	505,145	576,483
Inventories (Note 2)	365,379	404,368
Prepaid expenses and other current assets	573,170	687,395
Deferred income taxes	228,590	—

Total current assets	5,312,423	5,057,759

Property, plant and equipment:
Telecommunications equipment	11,046,115	11,014,159
Telecommunications service lines	16,064,732	16,102,470
Buildings and structures	6,147,869	6,191,397
Machinery, vessels and tools	2,032,389	2,078,270
Land	1,292,685	1,292,943
Construction in progress	421,819	452,510

	37,005,609	37,131,749
Accumulated depreciation	(27,286,588)	(27,406,862)

Net property, plant and equipment	9,719,021	9,724,887

Investments and other assets:
Investments in affiliated companies	484,596	487,890
Marketable securities and other investments	495,290	499,208
Goodwill	1,314,645	1,317,887
Software	1,209,485	1,205,638
Other intangible assets	453,918	445,215
Other assets	1,492,076	1,508,162
Deferred income taxes	768,871	970,347

Total investments and other assets	6,218,881	6,434,347

Total assets	¥21,250,325	¥21,216,993

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2017	June 30, 2017
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥227,207	¥256,899
Current portion of long-term debt	681,904	783,976
Accounts payable, trade	1,612,996	1,157,395
Current portion of obligations under capital leases	14,430	13,563
Accrued payroll	443,308	390,344
Accrued taxes on income	239,755	121,175
Accrued consumption tax	75,083	98,445
Advances received	324,342	354,604
Deposits received	66,518	379,847
Other	445,850	404,292

Total current liabilities	4,131,393	3,960,540

Long-term liabilities:
Long-term debt (excluding current portion)	3,168,478	3,186,397
Obligations under capital leases (excluding current portion)	25,568	23,323
Liability for employees’ retirement benefits	1,599,381	1,611,421
Accrued liabilities for point programs	103,047	89,425
Deferred income taxes	166,751	152,404
Other	497,132	502,281

Total long-term liabilities	5,560,357	5,565,251

Redeemable noncontrolling interests	50,819	53,808

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 3) Authorized – 6,192,920,900 shares Issued 2,096,394,470 shares at March 31 and June 30,2017	937,950	937,950
Additional paid-in capital	2,862,035	2,856,019
Retained earnings (Note 3)	5,626,155	5,777,614
Accumulated other comprehensive income (loss) (Note 3)	1,562	9,259
Treasury stock, at cost (Note 3) – 81,026,959 shares at March 31, 2017 and 89,930,196 shares at June 30, 2017	(375,223)	(418,507)

Total NTT shareholders’ equity	9,052,479	9,162,335

Noncontrolling interests (Note 3)	2,455,277	2,475,059

Total equity	11,507,756	11,637,394

Contingent liabilities (Note 8)

Total liabilities and equity	¥21,250,325	¥21,216,993

	Yen
	March 31, 2017	June 30, 2017
Per share of common stock:

NTT shareholders’ equity	¥4,491.73	¥4,566.41

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen, except per share data
	2016	2017
Operating revenues (Note 5):
Fixed voice related services	¥311,770	¥290,200
Mobile voice related services	212,977	228,736
IP/packet communications services	948,049	949,165
Sale of telecommunications equipment	186,716	173,417
System integration	688,310	782,506
Other	368,917	385,758

	2,716,739	2,809,782

Operating expenses (Note 6):
Cost of services (excluding items shown separately below)	547,254	554,873
Cost of equipment sold (excluding items shown separately below)	175,266	184,529
Cost of system integration (excluding items shown separately below)	501,733	561,091
Depreciation and amortization	359,198	332,278
Impairment losses	379	—
Selling, general and administrative expenses	645,514	685,414

	2,229,344	2,318,185

Operating income (Note 5)	487,395	491,597

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(10,006)	(8,329)
Interest income	4,332	4,577
Other, net (Note 3)	(35,614)	8,388

	(41,288)	4,636

Income before income taxes and equity in earnings (losses) of affiliated companies	446,107	496,233

Income tax expense (benefit) (Note 3):
Current	129,311	156,776
Deferred	9,614	(4,378)

	138,925	152,398

Income before equity in earnings (losses) of affiliated companies	307,182	343,835
Equity in earnings (losses) of affiliated companies (Note 3)	4,613	3,571

Net income	311,795	347,406

Less – Net income attributable to noncontrolling interests	68,167	75,934

Net income attributable to NTT	¥243,628	¥271,472

Per share of common stock:
Weighted average number of shares outstanding	2,087,053,427	2,007,361,528
Net income attributable to NTT	¥116.73	¥135.24

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2016	2017
Net income	¥311,795	¥347,406
Other comprehensive income (loss), net of tax (Note 3)
Unrealized gain (loss) on securities	(14,702)	4,123
Unrealized gain (loss) on derivative instruments	3,378	2,665
Foreign currency translation adjustments	(100,780)	1,782
Pension liability adjustments	2,576	2,093

Total other comprehensive income (loss)	(109,528)	10,663

Total comprehensive income (loss)	202,267	358,069

Less – Comprehensive income attributable to noncontrolling interests	48,290	79,384

Total comprehensive income (loss) attributable to NTT	¥153,977	¥278,685

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2016	2017
Cash flows from operating activities:
Net income	¥311,795	¥347,406
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization	359,198	332,278
Impairment losses	379	—
Deferred taxes	9,614	(4,378)
Losses on disposals of property, plant and equipment	12,927	13,191
Gains on sales of property, plant and equipment	(13,702)	(892)
Equity in (earnings) losses of affiliated companies	(4,613)	(3,571)
(Increase) decrease in notes and accounts receivable, trade	339,787	307,037
(Increase) decrease in inventories	(39,868)	(45,329)
(Increase) decrease in other current assets	(144,210)	(180,115)
Increase (decrease) in accounts payable, trade and accrued payroll	(365,518)	(338,085)
Increase (decrease) in accrued consumption tax	17,146	22,916
Increase (decrease) in advances received	38,083	34,425
Increase (decrease) in accrued taxes on income	(141,796)	(114,210)
Increase (decrease) in other current liabilities	80,372	131,034
Increase (decrease) in liability for employees’ retirement benefits	8,843	12,198
Increase (decrease) in other long-term liabilities	9,657	(5,964)
Other	61,037	23,899

Net cash provided by operating activities	539,131	531,840

Cash flows from investing activities:
Payments for property, plant and equipment	(388,762)	(418,303)
Payments for intangibles	(114,728)	(109,167)
Proceeds from sales of property, plant and equipment	19,551	3,926
Payments for purchases of non-current investments	(15,260)	(10,934)
Proceeds from sales and redemptions of non-current investments	13,940	4,887
Acquisitions of subsidiaries, net of cash acquired	(6,292)	(1,681)
Payments for purchases of short-term investments	(15,384)	(62,459)
Proceeds from redemptions of short-term investments	14,156	45,368
Other	11,111	(45,346)

Net cash used in investing activities	¥(481,668)	¥(593,709)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2016	2017
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥44,546	¥217,048
Payments for settlement of long-term debt	(139,269)	(86,176)
Proceeds from issuance of short-term debt	1,056,752	1,567,455
Payments for settlement of short-term debt	(726,611)	(1,540,703)
Dividends paid (Note 3)	(125,768)	(120,922)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(267,439)	(43,301)
Acquisitions of shares of subsidiaries from noncontrolling interests	(54,641)	(8,579)
Other	(46,188)	119,790

Net cash provided by (used in) financing activities	(258,618)	104,612

Effect of exchange rate changes on cash and cash equivalents	(14,670)	(712)

Net increase (decrease) in cash and cash equivalents	(215,825)	42,031

Cash and cash equivalents at beginning of period	1,088,275	925,213

Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries (Note 1)	(2,638)	(5,919)

Cash and cash equivalents at end of period	¥869,812	¥961,325

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

As permitted by the “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and June 30, 2017, the consolidated statements of income and the consolidated statements of comprehensive income for the three months ended June 30, 2016 and 2017 and the consolidated statements of cash flows for the three months ended June 30, 2016 and 2017 of NTT and its subsidiaries (collectively with NTT, “NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Application of New Accounting Standards

Balance sheet classification of deferred taxes –

On November 20, 2015, the FASB issued ASU2015-17 “Balance sheet classification of deferred taxes” which requires that all deferred tax liabilities and assets be classified as noncurrent on the balance sheet.

Effective April 1, 2017, NTT Group adopted this ASU prospectively and prior periods were not retrospectively adjusted.

(2) Change in Fiscal Year End of Certain Subsidiaries

As of April 1, 2016, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month lag between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly consolidated financial statements. The elimination of this lag was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the fiscal year ended March 31, 2016. As a result of this change, NTT’s retained earnings, accumulated other comprehensive income (loss), and noncontrolling interests have decreased by ¥214 million, ¥1,454 million and ¥1,408 million, respectively, as of the beginning of the previous fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

As of April 1, 2017, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 or January 31 to March 31, thereby eliminating a three-month or two-month lag between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly consolidated financial statements. The elimination of this lag was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the three months ended June 30, 2016 or the year ended March 31, 2017. As a result of this change, NTT’s retained earnings, accumulated other comprehensive income (loss) and noncontrolling interests have increased by ¥909 million, ¥484 million and ¥1,180 million, respectively, as of the beginning of the current fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

(3) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the three months ended June 30, 2016 and 2017, there is no difference between basic EPS and diluted EPS.

(4) Reclassifications

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the three months ended June 30, 2017.

(5) Recently Issued Accounting Standards

Revenue from Contracts with Customers –

On May 28, 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers,” which requires an entity to recognize revenue when the entity transfers control of promised goods or services to customers. Revenue is recognized in an amount that reflects the consideration an entity expects to receive in exchange for those goods or services. An entity also is required to disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.

The FASB also issued ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU 2016-10 “Identifying Performance Obligations and Licensing,” ASU 2016-12 “Narrow-Scope Improvements and Practical Expedients,” ASU 2016-20 “Technical Corrections and Improvements to Topic 606,” and ASU 2017-05 “Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets” in March, April, May and December 2016, and February 2017, respectively, to amend ASU 2014-09 partially.

On August 12, 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers: Deferral of the Effective Date,” and deferred the effective date of ASU 2014-09 by one year. Consequently, the new standard is effective for annual reporting periods beginning after December 15, 2017. The standard is expected to take effect for NTT Group on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted.

The two permitted transition methods under the new standard are the full retrospective method, or the modified retrospective method. Under the full retrospective method, all periods presented will be updated upon adoption to conform to the new standard and a cumulative adjustment for effects on periods prior to the reporting period will be recorded to retained earnings at the beginning of the initial reporting period. Under the modified retrospective approach, the current reporting period will be updated to conform to the new standard and a cumulative adjustment for effects of applying the new standard to periods prior to the reporting period that includes the date of initial application is recorded to retained earnings as of the date of initial application, and also incremental disclosures related to the amount affected by the application of this new standard are required.

NTT has not decided on a transition method and is currently evaluating the impact of the new standard on NTT’s consolidated financial statements and related disclosures. The impact on revenue resulting from the application of the new standard will be subject to assessments that are dependent on many variables, including, but not limited to, the terms, the transaction prices including discounts and the mixture of the goods and services of NTT’s contractual arrangements. While NTT is continuing to assess all potential impacts resulting from the application of the new standard, NTT believes that the most significant impacts may include the following items:

•

The new standard requires the recognition of incremental costs of obtaining contacts and direct costs of fulfilling contracts with customers as assets. Under the current standard, those costs relating to communication services provided on the Regional communications business, the Long distance and international communications business, and the Mobile communications business are capitalized and amortized up to the upfront fees as the upper limit over the estimated average period of the subscription for each service. After adopting the new standard, all of those costs will be capitalized, and therefore, part of the sales commissions and other charges that have previously been treated as expenses will be recognized as additional assets.

•

The new standard requires that if customers are granted by an entity the option to acquire additional goods or services at a discount by a contract agreed between the customer and the entity, the entity shall identify this option as a separate performance obligation upon granting such option as a part of the consideration of the transaction being recognized as contract liabilities, and recognize revenue when the additional good or service is transferred at a discount to the customer or when such option expires. Under the current standard, NTT Group records accrued liabilities relating to the points that customers earn. After adopting the new standard, NTT Group will recognize a part of the consideration for transactions of mobile communications and other services as contract liabilities at the time when the points are granted, and recognize revenue when points are used for additional goods or services at a discount.

NTT Group is in the process of setting up operating processes and internal controls for the adoption of the new revenue recognition standard.

Recognition and Measurement of Financial Assets and Financial Liabilities –

On January 5, 2016, the FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities,” which makes targeted improvements to the accounting for, and presentation and disclosure of, financial instruments. ASU 2016-01 requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. ASU 2016-01 does not affect the accounting for investments that would otherwise be consolidated or accounted for under the equity method. The new standard also affects the recognition of changes in fair value of financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017. The new standard is expected to take effect for NTT Group on April 1, 2018.

NTT is currently evaluating the effect of adopting the ASU.

Leases –

On February 25, 2016, the FASB issued ASU 2016-02 “Leases,” which requires all lessees to recognize right-of-use assets and lease liabilities, principally. The new standard is effective for fiscal years beginning after December 15, 2018. The new standard is expected to take effect for NTT Group on April 1, 2019. Early adoption is permitted.

The adoption of the new accounting standard is expected to result in the recognition of additional right-of-use assets and lease liabilities. NTT is considering the scope and the amounts of assets and liabilities to be recognized.

Simplifying the Test for Goodwill Impairment –

On January 26, 2017, the FASB issued ASU 2017-04 “Simplifying the Test for Goodwill Impairment,” which eliminates Step 2 from the goodwill impairment test. Instead, the amendments in this update require that an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and an entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. ASU 2017-04 is effective for fiscal years beginning after December 15, 2019 on a prospective basis. The new standard is expected to take effect for NTT Group on April 1, 2020. Early adoption of the standard for goodwill impairment tests with measurement dates after January 1, 2017 would also be permitted.

NTT is currently evaluating the effect of adopting the ASU.

Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost –

On March 10, 2017, the FASB issued ASU2017-07 “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost,” which requires that employers report the service cost component in the same line item(s) as other employee compensation costs arising from services rendered during the period, and report the other components of net benefit cost separately from the service cost component and outside a subtotal of operating income. Only the service cost component will be eligible for capitalization. The updated presentation of net benefit cost in an employer’s income statement is to be applied retrospectively while the change in capitalized benefit cost is to be applied prospectively. ASU 2017-07 is effective for fiscal years beginning after December 15, 2017. The standard is expected to take effect for NTT Group on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted.

NTT is currently evaluating the effect of adopting the ASU.

2. Inventories:

Inventories at March 31 and June 30, 2017 comprised the following:

	Millions of yen
	March 31, 2017	June 30, 2017

Telecommunications equipment to be sold and materials	¥155,248	¥179,518
Projects in progress	112,514	126,690
Supplies	97,617	98,160

Total	¥365,379	¥404,368

3. Equity:

Outstanding shares and treasury stock –

Changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2017 and for the three months ended June 30, 2017 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2016	2,096,394,470	255,269
Acquisition of treasury stock under resolution of the board of directors	—	80,731,900
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	41,446
Resale of treasury stock to holders of less-than-one-unit shares	—	(1,656)
Balance at March 31, 2017	2,096,394,470	81,026,959

Acquisition of treasury stock under resolution of the board of directors	—	8,893,400
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	9,949
Resale of treasury stock to holders of less-than-one-unit shares	—	(112)

Balance at June 30, 2017	2,096,394,470	89,930,196

On May 13, 2016, the Board of Directors resolved that NTT may acquire up to 68 million shares of its outstanding common stock for an amount in total not exceeding ¥350 billion from May 16, 2016 through March 31, 2017. Based on this resolution, NTT repurchased 59,038,100 shares of its common stock at ¥267,384 million on June 14, 2016 using the ToSTNeT-3, and concluded the repurchase of its common stock authorized by Board of Directors’ resolution.

On December 12, 2016, the Board of Directors resolved that NTT may acquire up to 33 million shares of its outstanding common stock for an amount in total not exceeding ¥150 billion from December 13, 2016 through June 30, 2017. Based on this resolution, NTT repurchased 21,693,800 shares of its common stock for a total purchase price of ¥106,763 million between December 2016 and March 2017. NTT also repurchased 8,893,400 shares of its common stock for a total purchase price of ¥43,235 million in April 2017 and concluded the repurchase of its common stock authorized by Board of Directors’ resolution.

Dividends –

Cash dividends paid for the three months ended June 30, 2017 were as follows:

Resolution	The shareholders’ meeting held on June 27, 2017
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥120,922 million
Cash dividends per share	¥60
Record date	March 31, 2017
Date of payment	June 28, 2017

Changes in equity –

Changes in total equity, NTT shareholders’ equity and equity attributable to noncontrolling interests for the three months ended June 30, 2016 and 2017 are as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2016	¥8,833,806	¥2,406,276	¥11,240,082
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	(1,668)	(1,408)	(3,076)
Balance at March 31, 2016 (as adjusted)	8,832,138	2,404,868	11,237,006
Dividends paid to NTT shareholders	(125,768)	—	(125,768)
Dividends paid to noncontrolling interests	—	(56,039)	(56,039)
Acquisition of treasury stock	(267,411)	—	(267,411)
Resale of treasury stock	0	—	0
Other equity transactions	(5,933)	(37,825)	(43,758)
Net income	243,628	67,934	311,562
Other comprehensive income (loss)	(89,651)	(17,234)	(106,885)
Unrealized gain (loss) on securities	(11,344)	(3,358)	(14,702)
Unrealized gain (loss) on derivative instruments	1,131	2,247	3,378
Foreign currency translation adjustments	(81,555)	(16,582)	(98,137)
Pension liability adjustments	2,117	459	2,576
Balance at June 30, 2016	¥8,587,003	¥2,361,704	¥10,948,707

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2017	¥9,052,479	¥2,455,277	¥11,507,756
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	1,393	1,180	2,573
Balance at March 31, 2017 (as adjusted)	9,053,872	2,456,457	11,510,329
Dividends paid to NTT shareholders	(120,922)	—	(120,922)
Dividends paid to noncontrolling interests	—	(57,353)	(57,353)
Acquisition of treasury stock	(43,285)	—	(43,285)
Resale of treasury stock	1	—	1
Other equity transactions	(6,016)	(1,983)	(7,999)
Net income	271,472	75,342	346,814
Other comprehensive income (loss)	7,213	2,596	9,809
Unrealized gain (loss) on securities	2,528	1,595	4,123
Unrealized gain (loss) on derivative instruments	2,341	324	2,665
Foreign currency translation adjustments	489	439	928
Pension liability adjustments	1,855	238	2,093
Balance at June 30, 2017	¥9,162,335	¥2,475,059	¥11,637,394

Changes in the redeemable noncontrolling interest are not included in the table.

Accumulated other comprehensive income (loss) –

An analysis of the changes for the three months ended June 30, 2016 and 2017 in accumulated other comprehensive income (loss), net of applicable taxes, is shown below:

	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2016	¥109,211	¥(10,272)	¥119,053	¥(275,047)	¥(57,055)
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	—	107	(1,591)	30	(1,454)
Balance at March 31, 2016 (as adjusted)	109,211	(10,165)	117,462	(275,017)	(58,509)

Other comprehensive income before reclassification	(13,895)	3,179	(100,780)	(482)	(111,978)
Amounts reclassified from accumulated other comprehensive income	(807)	199	—	3,058	2,450

Other comprehensive income	(14,702)	3,378	(100,780)	2,576	(109,528)

Less – Comprehensive income attributable to noncontrolling interests	(3,358)	2,247	(19,225)	459	(19,877)

Balance at June 30, 2016	¥97,867	¥(9,034)	¥35,907	¥(272,900)	¥(148,160)

	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2017	¥114,283	¥(8,531)	¥87,378	¥(191,568)	¥1,562
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	(9)	—	493	—	484
Balance at March 31, 2017 (as adjusted)	114,274	(8,531)	87,871	(191,568)	2,046

Other comprehensive income before reclassification	4,027	2,650	(5,482)	16	1,211
Amounts reclassified from accumulated other comprehensive income	96	15	7,264	2,077	9,452

Other comprehensive income	4,123	2,665	1,782	2,093	10,663

Less – Comprehensive income attributable to noncontrolling interests	1,595	324	1,293	238	3,450

Balance at June 30, 2017	¥116,802	¥(6,190)	¥88,360	¥(189,713)	¥9,259

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended June 30, 2016 and 2017 are as follows:

	Millions of yen
	Amounts reclassified from accumulated other comprehensive income (loss)		Affected line items in consolidated statements of income
	2016	2017
Unrealized gain (loss) on securities	¥1,072	¥(113)	Other, net
	(325)	17	Income tax benefit (expense)
	60	—	Equity in earnings (losses) of affiliated companies

	¥807	¥(96)	Net income

Unrealized gain (loss) on derivative instruments	¥(269)	¥(4)	Other, net
	87	6	Income tax benefit (expense)
	(17)	(17)	Equity in earnings (losses) of affiliated companies

	¥(199)	¥(15)	Net income

Foreign currency translation adjustments	¥—	¥3,662	Income tax benefit (expense)
	—	(10,926)	Equity in earnings (losses) of affiliated companies

	¥—	¥(7,264)	Net income

Pension liability adjustments	¥(4,498)	¥(2,937)	*
	1,440	860	Income tax benefit (expense)

	¥(3,058)	¥(2,077)	Net income

Total	¥(2,450)	¥(9,452)	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

Equity transactions with noncontrolling interests –

On April 28, 2016, the Board of Directors of NTT DOCOMO resolved that NTT DOCOMO may acquire up to 99,132,938 shares of its outstanding common stock for an amount in total not exceeding ¥192,514 million from May 2, 2016 through December 31, 2016. Based on this resolution, NTT DOCOMO repurchased 9,021,000 shares of its common stock at ¥24,433 million using the ToSTNeT-3 on May 18, 2016, and also repurchased 11,067,600 shares of its common stock at ¥30,208 million by way of market purchases based on the discretionary dealing contract until June 30, 2016. As a result, NTT’s ownership interest in NTT DOCOMO increased from 65.7% to 66.0% and “Additional paid-in capital” decreased by ¥6,709 million in the consolidated balance sheet as of June 30, 2016.

4. Fair value measurements:

The inputs to valuation techniques used to measure fair value are required to be categorized by fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 – Quoted prices for identical assets or liabilities in active markets

•

Level 2 – Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data

•	Level 3 – Unobservable inputs

Assets and liabilities measured at fair value on a recurring basis as of March 31 and June 30, 2017 are as follows:

	Millions of yen
	March 31, 2017
	Fair value measurements using
	Total	Level 1	Level 2	Level 3
Assets
Available-for-sale securities:
Domestic equity securities	¥198,482	¥198,482	¥—	¥—
Foreign equity securities	135,912	135,912	—	—
Domestic debt securities	59,138	214	58,759	165
Foreign debt securities	38,360	9	38,118	233
Derivatives:
Forward exchange contracts	1,137	—	1,137	—
Interest rate swap agreements	289	—	289	—
Currency swap agreements	71,930	—	71,930	—

Liabilities
Derivatives:
Forward exchange contracts	1,032	—	1,032	—
Interest rate swap agreements	3,938	—	3,938	—
Currency swap agreements	12,555	—	12,555	—
Currency option agreements	1,336	—	1,336	—

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	Millions of yen
	June 30, 2017
	Fair value measurements using
	Total	Level 1	Level 2	Level 3
Assets
Available-for-sale securities:
Domestic equity securities	¥202,120	¥202,120	¥—	—
Foreign equity securities	134,710	134,710	—	—
Domestic debt securities	66,411	213	66,030	168
Foreign debt securities	36,097	126	35,859	112
Derivatives:
Forward exchange contracts	660	—	660	—
Interest rate swap agreements	195	—	195	—
Currency swap agreements	60,629	—	60,629	—

Liabilities
Derivatives:
Forward exchange contracts	3,145	—	3,145	—
Interest rate swap agreements	3,856	—	3,856	—
Currency swap agreements	14,083	—	14,083	—
Currency option agreements	1,074	—	1,074	—

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

Available-for-sale securities –

Available-for-sale securities comprise marketable equity securities and debt securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In cases in which fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Derivatives –

Derivatives comprise forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

Assets and liabilities measured at fair value on a nonrecurring basis for the three months ended June 30, 2016 and 2017 were immaterial.

5. Segment information:

Operating segments are components of NTT Group 1) that engage in business activities, 2) whose operating results are regularly reviewed by NTT Group’s chief operating decision maker to make decisions on the allocation of financial resources and to evaluate business performance, and 3) for which discrete financial information is available. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services and sales of telecommunications equipment.

The data communications business segment comprises revenues from system integration services.

The other segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing and research and development.

Operating revenues:

	Millions of yen
For the three months ended June 30	2016	2017

Operating revenues:
Regional communications business –
External customers	¥673,376	¥637,021
Intersegment	129,517	150,786

Total	802,893	787,807

Long distance and international communications business –
External customers	498,678	508,594
Intersegment	20,342	21,126

Total	519,020	529,720

Mobile communications business –
External customers	1,097,062	1,121,080
Intersegment	11,608	15,616

Total	1,108,670	1,136,696

Data communications business –
External customers	350,627	438,640
Intersegment	22,855	23,664

Total	373,482	462,304

Other –
External customers	96,996	104,447
Intersegment	175,152	176,930

Total	272,148	281,377
Elimination	(359,474)	(388,122)

Consolidated Total	¥2,716,739	¥2,809,782

Segment profit:

	Millions of yen
For the three months ended June 30	2016	2017

Segment profit:
Regional communications business	¥127,791	¥133,631
Long distance and international communications business	27,018	34,808
Mobile communications business	298,313	277,591
Data communications business	21,868	25,280
Other	12,330	19,048

Total segment profit	487,320	490,358
Elimination	75	1,239

Consolidated Total	¥487,395	¥491,597

Transfers between operating segments are based on the values that approximate arm’s-length prices. Operating income is operating revenue less costs and operating expenses.

There were no operating revenues from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the three months ended June 30, 2016 and 2017.

6. Research and development expenses:

Research and development costs are charged to expense as incurred. Research and development expenses amounted to ¥45,081 million and ¥46,890 million for the three months ended June 30, 2016 and 2017, respectively.

7. Financing receivables:

NTT Group has certain “Financing receivables,” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivable,” “Lease receivable,” “Loans receivable,” “Credit receivable” and “Others.”

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on the analysis of certain individual accounts. In addition, financing receivables that are determined to be uncollectible due to, among other factors, the condition of the debtor are written off at the time of determination.

Allowance for doubtful accounts and recorded investment in financing receivables as of June 30, 2016 and 2017, and rollforward of allowance for doubtful accounts for the three months ended June 30, 2016 and 2017 are as follows:

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2016	¥5,174	¥4,359	940	¥11,006	¥4,303	¥25,782
Provision	681	166	6	10,835	(101)	11,587
Charge off	(4)	(193)	(21)	(10,212)	(2)	(10,432)
Recovery	—	13	—	1	—	14
Balance at June 30, 2016	5,851	4,345	925	11,630	4,200	26,951
Collectively evaluated for impairment	5,769	1,537	407	11,630	51	19,394
Individually evaluated for impairment	82	2,808	518	—	4,149	7,557

Financing receivables:
Balance at June 30, 2016	1,009,032	409,850	71,983	348,337	4,729	1,843,931
Collectively evaluated for impairment	1,008,935	406,337	71,230	348,337	519	1,835,358
Individually evaluated for impairment	¥97	¥3,513	¥753	¥—	¥4,210	¥8,573

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2017	¥4,102	¥4,142	¥805	¥13,643	¥9,664	¥32,356
Provision	(263)	186	41	14,039	(143)	13,860
Charge off	(7)	(192)	(20)	(12,805)	(2)	(13,026)
Recovery	—	14	—	1	—	15
Balance at June 30, 2017	3,832	4,150	826	14,878	9,519	33,205
Collectively evaluated for impairment	3,744	1,453	540	14,878	51	20,666
Individually evaluated for impairment	88	2,697	286	—	9,468	12,539

Financing receivables:
Balance at June 30, 2017	890,862	438,231	94,205	420,919	9,915	1,854,132
Collectively evaluated for impairment	890,769	435,343	93,575	420,919	407	1,841,013
Individually evaluated for impairment	¥93	¥2,888	¥630	¥—	¥9,508	¥13,119

8. Contingent liabilities:

Contingent liabilities at June 30, 2017 for loans guaranteed, among other things, amounted to ¥71,042 million.

As of June 30, 2017, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

9. Subsequent events:

There were no significant subsequent events.